Exhibit 99.1

FOR. IMMEDIATE. RELEASE

Vecima Completes Acquisition of Spectrum Signal
Processing

Burnaby, B.C., Canada – May 2, 2007 –Spectrum Signal Processing Inc. (“Spectrum”) today announced that the previously reported proposed arrangement (the “Arrangement”) involving Spectrum, its shareholders and Vecima Networks Inc. (“Vecima”) pursuant to a court-approved plan of arrangement has been completed.  Under the transaction Spectrum shareholders will be entitled to receive the consideration they have elected, or are deemed to have elected, to receive for their Spectrum common shares.  Such consideration will be the equivalent of Cdn$0.8939 per Spectrum share based on a value per Vecima common share of Cdn$10.06 which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that Spectrum and Vecima executed a non-binding letter of intent.  Spectrum shareholders were entitled to elect to receive the consideration in cash, Vecima shares or some combination of cash and Vecima shares, subject to maximum aggregate cash consideration of Cdn$10,075,000 and a maximum of 820,000 Vecima shares.  Registered Spectrum shareholders who did not deliver a letter of transmittal and election form to Computershare Investor Services Inc. by 4:00 p.m. (Pacific time) on April 18, 2007 have been deemed to have elected to receive consideration comprised of cash of Cdn$0.4915 and 0.04 of one Vecima share for each of their Spectrum shares.

As a result of the Arrangement, Spectrum becomes a wholly-owned subsidiary of Vecima.  Spectrum will apply to delist its shares from trading in the United States on Nasdaq and in Canada on the Toronto Stock Exchange.

The Arrangement was approved by Spectrum shareholders at a special meeting held on April 20, 2007, where more than 92% of Spectrum shareholders represented at the meeting voted to approve the Arrangement.

ABOUT VECIMA NETWORKS INC.

Vecima Networks Inc. (TSX: VCM) designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. Vecima’s hardware products incorporate original embedded software to meet the complex requirements of next-generation, high-speed digital networks. Service providers use Vecima’s solutions to deliver services to a converging worldwide broadband market, including what are commonly known as “triple play” (voice, video and data) and “quadruple play” (voice, video, data and wireless) services. Vecima’s solutions allow service providers to rapidly and cost-effectively bridge the final network segment that connects the system directly to end users, commonly referred to as “the last mile”, by overcoming the bottleneck resulting from insufficient carrying capacity in legacy, last mile infrastructures. Vecima’s products are directed at three principal markets: Data over Cable, Broadband Wireless and Digital Video. The Company has also developed and continues to focus on developing products to address emerging markets such as Voice over Internet Protocol, fiber to the home and IP video. For more information on Vecima, please visit www.vecimanetworks.com.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. is a leading supplier of software defined platforms for defense electronics applications.  Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications.  Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters.  Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors.  More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

flexComm is a trademark of Spectrum Signal Processing Inc.  Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.

SPECTRUM AND VECIMA CONTACTS

Vecima Networks Inc.
Mike Barry, CFO
250 – 881- 1982
mike.barry@vecimanetworks.com

Alan Brick, IRO
250 – 881- 1982
invest@vecimanetworks.com